Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 9, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on September 9, 2002, entitled "New Statoil board member".

New Statoil board member

The election committee in Statoil ASA has recommended to the corporate assembly that Kaci Kullmann Five be appointed as a new director.

The corporate assembly will meet to discuss the proposal on 11 September.

Ms Kullmann Five (51) was a member of the Norwegian parliament representing the Conservative Party from 1981 to 1997. For part of this period she was minister of trade, and she was head of the Conservatives from 1991 to 1994. Until recently she was senior vice president for corporate communication and public affairs in Aker RGI.

Ms Kullmann Five is currently an independent public affairs adviser.

Contact person:
Anne Kathrine Slungård, head of the election committee, tel: +47 911 12 474 (mobile).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: September 9, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer